Exhibit 99.1

ZTO Express to Hold Annual General Meeting on June 22, 2022

SHANGHAI, June 1, 2022 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced that it will hold its annual general meeting of shareholders (“AGM”) on Wednesday, June 22, 2022, at 2:00 p.m. (local time), at Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708, China.

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on May 31, 2022 (Beijing Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, par value US$0.0001 per share in each case, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

ZTO has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission. ZTO’s Form 20-F can be accessed on the Company’s website at http://zto.investorroom.com, as well as on the SEC’s website at http://www.sec.gov.

ZTO has also published its annual report for Hong Kong purposes pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HKEX”), which can be accessed on the Company’s website at http://zto.investorroom.com as well as the HKEX’s website at http://www.hkexnews.hk.

About ZTO Express (Cayman) Inc.

ZTO is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

For investor and media inquiries, please contact:

Investor Relations Department
E-mail: ir@zto.com